Filed Pursuant to Rule 424(b)(3)

Registration No. 333-184308

CNL GROWTH PROPERTIES, INC.

STICKER SUPPLEMENT DATED AUGUST 28, 2013

TO PROSPECTUS DATED AUGUST 19, 2013

This sticker supplement (this “Supplement”) is part of and should be read in conjunction with our prospectus dated August 19, 2013. Certain capitalized terms used in this Supplement without definition have the meanings ascribed to them in the prospectus.

This information is presented as of August 27, 2013.

DETERMINATION OF OUR OFFERING PRICE AND

ESTIMATED NET ASSET VALUE PER SHARE

The following supplements and should be read in conjunction with the information appearing in “DETERMINATION OF OUR OFFERING PRICE AND ESTIMATED NET ASSET VALUE PER SHARE,” which begins at page 109 of the prospectus.

The Valuation Report issued by CBRE Cap contained analyses of indicative values, including a reasonable range for our net asset value per share of $9.42 to $10.15 as of June 30, 2013, based on a share count of approximately 10.5 million issued and outstanding shares, excluding any deduction for subordinated incentive fees payable to our advisor based on a hypothetical liquidation of the Company. In determining $9.76 as the estimated net asset value per share, our board of directors considered our estimated amount of subordinated incentive fees in a hypothetical liquidation of the Company at the low and high ends of this range of between $0.00 and $0.07 per share, respectively.

CBRE Cap’s Valuation Report delivered on July 12, 2013 was based upon market, economic, financial and other information, circumstances and conditions existing prior to June 30, 2013, and any material change in such information, circumstances and/or conditions may affect CBRE Cap’s analyses and conclusions, and/or may have a material effect on our estimated net asset value per share. CBRE Cap’s valuation materials were addressed solely to our board of directors to assist it in establishing an estimated value of our common stock. CBRE Cap’s valuation materials were not addressed to the public and should not be relied upon by any other person to establish an estimated value of our common stock. CBRE Cap’s Valuation Report does not constitute a recommendation by CBRE Cap to purchase or sell any shares of our common stock. You should read our prospectus for more information about the valuation policies, how our board of directors determined our offering price and estimated net asset value per share. See “Determination of our Offering Price and Estimated Net Asset Value Per Share,” and “ - Additional Information Regarding the Valuation, Limitations of Estimated Share Value, and the Engagement of CBRE Cap.”